ACTION BY UNANIMOUS WRITTEN CONSENT OF
THE BOARD OF DIRECTORS OF
MERIDIAN FUND, INC.
January 8, 2010
The undersigned, constituting the entire Board of Directors of MERIDIAN FUND, INC., a Maryland corporation, without the formality of convening a meeting, do hereby consent to and adopt the following resolution:
INCREASE COVERAGE OF THE FIDELITY BOND
     WHEREAS, Rule 17g-1 under the Investment Company Act of 1940, provides that every regulated investment company shall maintain a bond issued by a reputable fidelity insurance company and that a majority of the Board who are not “interested persons” shall approve the reasonableness of the form and amount of the fidelity bond, as often as their fiduciary duty requires, but not less than once every 12 months and shall also approve the portion of the premium for any joint bond to be paid by such company; and
     WHEREAS, this Board has received and reviewed information from management describing The Great American Insurance Company and terms of a proposed revised bond and the proposed method of allocating premiums among the separate series of the Fund; which bond would have a coverage limit of $3,100,000 providing bond insurance for gross assets up to $2,000,000,000 for Meridian Growth Fund and $1,500,000,000 for Meridian Value Fund and $50,000,000 for Meridian Equity Income Fund; and
     NOW THEREFORE BE IT RESOLVED, that the Directors of the Fund authorize and empower the officers of the Fund to provide and maintain for this Fund a joint insured Registered Management Investment Company Bond, consisting of $3,100,000 in coverage written by The Great American Insurance Company, which bond conforms with the requirements of Rule 17g-1 under the Investment Company Act of 1940 and protects each series of this Fund against larceny and embezzlement by the officers and employees of the Fund.
     FURTHER RESOLVED, that a majority of the Directors of the Fund who are not interested persons of the Fund or any other insured under said insured bond hereby determine, with due consideration to (1) the value of the aggregate assets of each series to which any covered person may have access, (2) the type and terms of the arrangements made for the custody and safekeeping of such assets, (3) the nature of securities in the portfolios of the Fund, (4) the number of other parties named as insureds, (5) the nature of the business activities is such other parties, (6) the method of allocation of the premium among the parties named as insureds, (7) the extent to which the share of the premium allocated to each series is less than the premium such company would have had to pay if it had provided and maintained a single insured bond, and such other matters as they consider relevant, that the proposed fidelity bond coverage in the aggregate amount of a least $3,100,000 is in reasonable form and constitutes a reasonable amount of coverage to protect each series against possible larceny or embezzlement by the officers and employees of the Corporation; and

     FURTHER RESOLVED, that in the event recovery is received under the bond as a result of a loss sustained, each series shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1 under the Investment Company Act of 1940; and
     FURTHER RESOLVED, that the Secretary of the Fund, or his authorized designee, is hereby designated, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as the person who shall make the filings and give the notices required by said rule; and
     FURTHER RESOLVED, that any actions taken by the officers of the Corporation with regards to the establishment of said bonding arrangements are hereby ratified by the Board.

INVESTMENT COMPANY BOND
GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS	Bond No. 554-44-31-06
Item 1. Name of Insured (herein called Insured): Meridian Fund, Inc.
            Principal Address: 60 E. Sir Francis Drake Blvd., #306
            Larkspur, CA 94939
Item 2. Bond Period from 12:01 a.m. 01/01/2010 to 12:01 a.m. 10/15/2010 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.
Item 3. Limit of Liability — Subject to Sections 9, 10 and 12 hereof,

	Amount applicable to
	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$3,100,000	$25,000
Insuring Agreement (B)-ON PREMISES	$3,100,000	$25,000
Insuring Agreement (C)-IN TRANSIT	$3,100,000	$25,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$3,100,000	$25,000
Insuring Agreement (E)-SECURITIES	$3,100,000	$25,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY	$3,100,000	$25,000
Insuring Agreement (G)-STOP PAYMENT	$100,000	$5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Insuring Agreement (I)-AUDIT EXPENSE	$100,000	$5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$3,100,000	$25,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$100,000	$5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	$3,100,000	$25,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	Not Covered	N/A
     If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A
Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1 & 2
Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 554-44-31 — 05 such termination or cancellation to be effective as of the time this bond becomes effective.

By:	/s/ Matthew P. McNamara
Account Executive
mmcnamara@gaic.com
(212) 513-4023

INSURED COPY
554-44-31 – 06